                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                          MAXICARE HEALTH PLANS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   577904204
                                (CUSIP Number)

                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                              Milwaukee, WI 53202
                                 414-347-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 19, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   577904204        13D



1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          HEARTLAND ADVISORS, INC.
          #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                  (a) [ ]
                                                  (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS  (See Instructions)
          00 - Funds of investment advisory clients

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                           [ ].

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          WISCONSIN, U.S.A.


 NUMBER OF                  7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,746,800
  OWNED BY
    EACH
 REPORTING                  8.  SHARED VOTING POWER
   PERSON                       None
    WITH

                            9.  SOLE DISPOSITIVE POWER

                                3,577,400

                            10. SHARED DISPOSITIVE POWER
                                None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,577,400

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0%  (rounded up to nearest tenth)

14.  TYPE OF REPORTING PERSON (See Instructions)

          IA

CUSIP No. 577904204                   13D


Heartland Advisors, Inc. (HAI) hereby amends, as set forth below, its Statement on Schedule 13D filed on May 18, 1998 (the "Statement") relating to the Shares of Maxicare Health Plans, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     The Heartland Value Fund (the "Heartland Fund"), a series of Heartland Group, holds an aggregate of 1,631,400 Shares, which were purchased for cash in the amount of $28,376,164.81, including brokerage commissions. The assets of the Heartland Fund were used to purchase such Shares and no part of the purchase price was represented by borrowed funds.

     The Accounts own an aggregate of 1,946,000 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $28,902,818.39, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) As investment advisor to the Heartland Fund and the Accounts, HAI may be deemed the beneficial owner of 3,577,400 Shares of the Company. To the best knowledge of HAI, none of the persons named in Schedule A hereto beneficially owns any other Shares of the Company.

     (b) HAI, as investment advisor to the Heartland Fund and the Accounts, has sole power to dispose of all 3,577,400 Shares held by the Heartland Fund and the Accounts. HAI, as investment advisor to the Accounts, has sole power to vote or direct the voting of 1,746,800 Shares, and no power to vote or to direct the voting of 199,200 Shares, owned by the Accounts. HAI has no power to vote the 1,631,400 Shares held by the Heartland Fund. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Schedule A hereto has the sole power to dispose of or to vote Shares of the Company.

     (c) Since filing the Statement, HAI effected the following transactions on behalf of the Accounts, all of which were open-market purchase transactions:


     Date of Transaction          No. of Shares           Price per Share
     -------------------          -------------           ---------------
           5/29/98                  600 Shares                $ 9.00
           5/29/98                1,000 Shares                $ 9.00
           5/29/98                1,300 Shares                $ 9.00
           5/29/98                  300 Shares                $ 9.00
           5/29/98                1,000 Shares                $ 9.00
           5/29/98                4,100 Shares                $ 9.00
           5/29/98                4,100 Shares                $ 9.00
           5/29/98                2,500 Shares                $ 9.00
           5/29/98                  300 Shares                $ 9.00
           5/29/98                  500 Shares                $ 9.00
           5/29/98                8,400 Shares                $ 9.00
            6/3/98                3,900 Shares                $9.125
            6/3/98                3,900 Shares                $9.125
            6/3/98                1,800 Shares                $9.125
            6/3/98                  400 Shares                $9.125

     Date of Transaction       No. of Shares             Price per Share
     -------------------       -------------             ---------------
           6/4/98                200 Shares                  $ 9.125
           6/4/98              2,100 Shares                  $ 9.125
           6/4/98              3,800 Shares                  $ 9.125
           6/4/98                400 Shares                  $ 9.125
           6/4/98                200 Shares                  $ 9.125
           6/4/98              2,200 Shares                  $ 9.125
           6/4/98                200 Shares                  $ 9.125
           6/4/98              4,900 Shares                  $ 9.125
           6/4/98              1,000 Shares                  $ 9.125
           6/4/98                300 Shares                  $ 9.125
           6/4/98              3,100 Shares                  $ 9.125
           6/4/98              2,300 Shares                  $ 9.125
           6/4/98                900 Shares                  $ 9.125
           6/4/98              2,100 Shares                  $ 9.125
           6/4/98              3,600 Shares                  $ 9.125
           6/4/98              1,000 Shares                  $ 9.125
           6/4/98              1,800 Shares                  $ 9.125
           6/4/98                900 Shares                  $ 9.125
           6/4/98              1,500 Shares                  $ 9.125
           6/4/98              6,700 Shares                  $ 9.125
           6/4/98              4,900 Shares                  $ 9.125
           6/4/98              1,300 Shares                  $ 9.125
           6/4/98                500 Shares                  $ 9.125
           6/8/98              1,000 Shares                  $9.1255

(d) Since the Shares are held in investment advisory accounts of HAI, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. The interest of the Heartland Fund individually relates to more than 5% of the class.

(e)  Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 22, 1998

                                       HEARTLAND ADVISORS, INC.

                                       By:  PATRICK J. RETZER
                                            Patrick J. Retzer
                                            Senior Vice President/Treasurer